02028971

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CESP - Companhia Energetica de Sao Paulo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002 P
THOMSON FINANCIAL

FILE NO. 82- 3691 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dw

DATE : 5/14/02

82-3691

AR/S
12-31-01

Companhia Energética de São Paulo

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

TOGETHER WITH REPORT

OF INDEPENDENT PUBLIC ACCOUNTANTS

ANDERSEN

March 25, 2002

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 28 to the financial statements.)

To the Management and Shareholders of

CESP - Companhia Energética de São Paulo:

(1) We have audited the balance sheets of CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO (a Brazilian corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of CESP - Companhia Energética de São Paulo as of December 31, 2001 and 2000, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

(4) As commented in Note 2, the Company recorded assets and liabilities in its financial statements as of December 31, 2001 related to the sale of energy from independent suppliers, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded receivables related to tariff recovery for the rationing period, as well as a deferral related to the variations of Portion "A" (CVA) arising from the application of Provisional Measure No. 14 (still subject to the approval of the Brazilian Congress), Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (CGE). These amounts will be realized by means of extraordinary tariff increases already approved by specific resolutions of ANEEL, as well as through inclusion of the CVA in the annual analysis of its tariff adjustments, both of which are pending ANEEL review and approval.

(5) The supplementary information contained in Attachments I and II, referring respectively to the statements of cash flows and value added for the years ended December 31, 2001 and 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been audited by us in accordance with the auditing procedures mentioned in paragraph (2) and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, March 25, 2002

ARTHUR ANDERSEN S/C

Maurício Pires de Andrade Resende
Engagement Partner

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 28 to the financial statements.)

To the Management and Shareholders of

CESP - Companhia Energética de São Paulo:

(1) We have audited the balance sheets of CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO (a Brazilian corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of CESP - Companhia Energética de São Paulo as of December 31, 2001 and 2000, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

(4) As commented in Note 2, the Company recorded assets and liabilities in its financial statements as of December 31, 2001 related to the sale of energy from independent suppliers, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded receivables related to tariff recovery for the rationing period, as well as a deferral related to the variations of Portion "A" (CVA) arising from the application of Provisional Measure No. 14 (still subject to the approval of the Brazilian Congress), Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (CGE). These amounts will be realized by means of extraordinary tariff increases already approved by specific resolutions of ANEEL, as well as through inclusion of the CVA in the annual analysis of its tariff adjustments, both of which are pending ANEEL review and approval.

(5) The supplementary information contained in Attachments I and II, referring respectively to the statements of cash flows and value added for the years ended December 31, 2001 and 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been audited by us in accordance with the auditing procedures mentioned in paragraph (2) and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, March 25, 2002

ARTHUR ANDERSEN S/C

Maurício Pires de Andrade Resende
Engagement Partner

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash and banks	7,630	15,826
Temporary cash investments	-	469,716
Accounts receivable - consumers	26,812	26,808
Accounts receivable - distributors	357,735	207,269
Other receivables - electricity	298,676	-
Other receivables	20,661	66,061
Other credits	27,668	47,053
Allowance for doubtful accounts	(42,700)	(24,299)
Recoverable taxes	35,603	94,490
Retained deposits and guarantees	24,043	17,380
Materials and supplies	8,862	8,073
Prepaid expenses	6,104	116
	771,094	928,493
NONCURRENT ASSETS:		
Other receivables - electricity	291,243	-
Other receivables	497,300	491,122
Deferred tax credits	776,420	358,836
Recoverable taxes	8,702	-
Retained deposits and guarantees	-	32,888
Other credits	67,775	58,971
Prepaid expenses	7,603	-
	1,649,043	941,817
PERMANENT ASSETS:		
Investments	50,220	71,130
Property, plant and equipment-		
In service	16,215,892	15,232,833
Construction in progress	1,695,318	2,384,504
	17,911,210	17,617,337
	17,961,430	17,688,467
Total assets	20,381,567	19,558,777

The accompanying notes are an integral part of these balance sheets.

BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Suppliers	79,532	147,949
Electricity purchased	37,017	45,590
Payroll	868	2,153
Taxes payable	50,989	19,944
Taxes payable - REFIS (Tax Recovery Program)	18,057	17,866
Accrued charges on debt	99,875	111,983
Loans and financing	955,939	1,638,755
Accounts payable - electricity	749,606	-
Accounts payable	52,688	46,776
Accrued liabilities - payroll	11,590	10,170
Reserve for contingencies	297,243	263,032
Regulatory charges payable	49,811	40,262
Interest on capital and dividends	1,759	1,772
Other	38,661	105,846
	2,443,635	2,452,098
LONG-TERM LIABILITIES:		
Loans and financing	7,183,252	5,565,328
Accounts payable - electricity	14,908	-
Accounts payable	557,060	548,121
Taxes payable	11,318	13,957
Taxes payable - REFIS	258,183	253,515
Regulatory charges payable	1,357	17,636
	8,026,078	6,398,557
Special liabilities	15,481	15,481
	8,041,559	6,414,038
SHAREHOLDERS' EQUITY:		
Capital	2,655,433	2,655,433
Capital reserves	5,542,119	5,542,119
Income reserves	1,537,007	1,599,604
Retained earnings	161,814	895,485
	9,896,373	10,692,641
Total liabilities and shareholders' equity	20,381,567	19,558,777

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais, except loss per thousand shares)

(Translation of the original in Portuguese)

	2001	2000
OPERATING REVENUES:		
Electricity sales to final consumers	101,965	97,626
Extraordinary tariff recovery	17,132	-
Electricity sales to distributors	1,732,360	1,336,118
Electricity from independent suppliers/Reimbursement Agreement	422,707	-
Other revenues	365	1,797
	2,274,529	1,435,541
TAXES AND REGULATORY CHARGES:		
Global reserve for reversion quota (RGR quota)	(56,853)	(37,225)
Value-added tax on sales to final consumers	(21,329)	(17,569)
COFINS (tax on operating revenues)	(68,217)	(43,079)
PIS (tax on operating revenues)	(14,781)	(9,315)
	(161,180)	(107,188)
NET OPERATING REVENUES	2,113,349	1,328,353
OPERATING EXPENSES:		
Personnel	(82,953)	(81,164)
Management compensation	(558)	(780)
Personnel - actuarial deficit - Fundação CESP	-	(16,017)
Materials and supplies	(6,789)	(11,058)
Outside services	(41,333)	(47,615)
Compensation for use of water resources	(51,556)	(40,221)
Fuel usage quota (CCC quota)	(11,869)	(11,906)
Electricity purchased for resale	(356,396)	(98,592)
Electricity from independent suppliers/Reimbursement Agreement	(465,548)	-
Electricity network usage charges	(30,361)	(28,931)
Depreciation	(408,298)	(371,097)
Other expenses	(42,915)	(32,112)
	(1,498,576)	(739,493)
INCOME FROM ELECTRIC UTILITY OPERATIONS	614,773	588,860

	2001	2000
FINANCIAL INCOME (EXPENSES):		
Income	154,018	282,571
Expenses-		
Financial charges	(598,912)	(538,706)
Other	(153,368)	(115,916)
Net monetary and exchange variations	(1,240,071)	(524,303)
	(1,992,351)	(1,178,925)
	(1,838,333)	(896,354)
LOSS FROM OPERATIONS	(1,223,560)	(307,494)
NONOPERATING EXPENSE	(7,343)	(335,206)
LOSS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(1,230,903)	(642,700)
Deferred social contribution tax	98,219	58,233
Deferred income tax	319,365	170,168
NET LOSS	(813,319)	(414,299)
LOSS PER THOUSAND SHARES - R$	(8.68)	(4.42)

The accompanying notes are an integral part of these statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

		Reserves			
	Capital	Capital reserves	Income reserves	Retained earnings	Total
BALANCES DECEMBER 31, 1999	2,655,433	5,539,288	1,662,268	930,956	10,787,945
Tax incentives	-	2,831	-	-	2,831
Deferred income and social contribution taxes	-	-	-	316,164	316,164
Realization of unrealized profit reserve	-	-	(62,664)	62,664	-
Net loss	-	-	-	(414,299)	(414,299)
BALANCES DECEMBER 31, 2000	2,655,433	5,542,119	1,599,604	895,485	10,692,641
Realization of unrealized profit reserve	-	-	(62,597)	62,597	-
Actuarial surplus - Fundação CESP - CVM Instruction No. 371/00	-	-	-	17,051	17,051
Net loss	-	-	-	(813,319)	(813,319)
BALANCES DECEMBER 31, 2001	2,655,433	5,542,119	1,537,007	161,814	9,896,373

The accompanying notes are an integral part of these statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	2001	2000
SOURCES OF FUNDS:		
From operations-		
Net loss	(813,319)	(414,299)
Items not affecting working capital--		
Depreciation	408,298	371,097
Monetary and exchange variations on long-term items	970,103	391,310
Disposal of investments	14,207	3,696
Write-off of property, plant and equipment	12,632	14,139
Deferred tax credits	(417,584)	(223,222)
Other	3,718	2,242
	178,055	144,963
From third parties-		
Long-term loans and financing	1,550,657	547,713
Transfer from current to long-term liabilities	4,643	339,798
Transfer from noncurrent to current assets	71,178	72,429
Restructuring of tax and social charge liabilities	-	6,560
Escrow deposits released	33,280	545,836
Actuarial deficit - Fundação CESP	-	15,070
	1,659,758	1,527,406
Total sources	1,837,813	1,672,369
USES OF FUNDS:		
Additions to property, plant and equipment	606,227	1,037,020
Increase in noncurrent assets	298,088	57,400
Financial charges and inflationary effects allocated to construction in progress	35,668	18,012
Transfer of long-term loans and financing to current	976,544	1,623,371
Transfer of other long-term liabilities to current	70,222	83,795
Total uses	1,986,749	2,819,598
INCREASE IN NEGATIVE WORKING CAPITAL	(148,936)	(1,147,229)

	2001	2000
REPRESENTED BY:		
Current assets-		
Beginning of year	928,493	1,784,066
End of year	771,094	928,493
Decrease	(157,399)	(855,573)
Current liabilities-		
Beginning of year	2,452,098	2,160,442
End of year	2,443,635	2,452,098
Increase (Decrease)	(8,463)	291,656
INCREASE IN NEGATIVE WORKING CAPITAL	(148,936)	(1,147,229)

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001 AND 2000

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS

CESP - Companhia Energética de São Paulo ("CESP" or the "Company") is a mixed capital corporation, controlled by the São Paulo State Government; its shares are traded principally on the São Paulo stock exchange. The Company's principal activities are the planning, construction and operation of electric energy generation and distribution systems.

After the partial spin-off on March 31, 1999, CESP has the Ilha Solteira, Três Irmãos, Jupiá, Engenheiro Sérgio Motta (Porto Primavera), Jaguari and Paraibuna power plants which represent significant installed generating capacity of 7,126 MW (Note 13.4.), equivalent to approximately 57% of the installed capacity in the State of São Paulo. The Engenheiro Sérgio Motta power plant (Porto Primavera), under construction, has an expected original capacity of 1,814 MW, represented by 18 generating units with a nominal capacity of 101 MW each. 806 MW (3 units in 1999 and 5 units in 2000) had previously been installed, and 3 units (303 MW) were installed in 2001, in April, July and October, totaling 1,109 MW of nominal installed capacity.

Starting in July 2001, the Company optimized the Engenheiro Sérgio Motta power plant generating capacity, and started operating all the installed units at a capacity of 110 MW per unit, increasing the installed capacity, which reached 1,210 MW with 11 units.

CESP also has other operating activities, such as river navigation (Hidrovia Tietê-Paraná), forestation, reforestation and pisciculture as a way of protecting the environment modified by the construction of its reservoirs and installations. As a concessionaire of electric energy public service, CESP's activities are regulated and inspected by the National Electric Energy Agency (ANEEL), part of the Ministry of Mines and Energy, and operates its power plants on an integrated basis with the National Electric System Operator (ONS).

Of the operating revenue of the Company, 94.42% (93.07% in 2000) arose from the supply of electric energy to concessionaires, excluding revenue related to tariff recovery and from the sale of electricity from independent suppliers. The principal customers are: Eletropaulo - Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo"), Bandeirante Energia S.A. ("Bandeirante"), Companhia Paulista de Força e Luz ("CPFL"), ELEKTRO - Eletricidade e Serviços S.A. ("ELEKTRO"), and Companhia Piratininga de Força e Luz ("Piratininga"), formed in 2001 in the Bandeirante corporate and equity restructuring process.

2. OVERALL AGREEMENT FOR THE ELECTRIC ENERGY SECTOR

As required by ANEEL, these financial statements are presented including the results of the electric energy movements in Brazil, disclosed by the Wholesale Energy Market (MAE) on March 13, 2002.

We emphasize that, according to the notice issued by MAE, the data disclosed are preliminary and contain the best figures available to prepare the accounting records and financial statements, and are only applicable for this purpose.

As is widely known, the Brazilian energy sector was subject to a Emergency Energy Rationing Program in 2001, and the Federal Government created an Energy Crisis Management Committee to manage demand adjustment programs, coordinate efforts to increase supply and implement emergency measures.

In this exceptional period, the commercial application of market pricing would have created irreversible consequences for the electric energy sector, which is the reason for the effort required from the population, government authorities, concession authorities, and all involved in the Brazilian Electric Energy Sector.

At the end of 2001, the generating utilities, distributors and the Federal Government reached an Overall Agreement for the Electric Energy Sector, with BNDES (National Bank for Economic and Social Development) acting as the financing agent. The Agreement was put into effect by ANEEL which established, through resolutions, the accounting procedures required to reflect the Agreement and several other Federal Government decisions made by the Energy Crisis Management Committee.

The financial statements are in compliance with ANEEL resolutions, and the amounts accounted for in connection with this exceptional period are as follows:

	2001				
	Revenues				
	Electricity from independent suppliers	Reimbursement Agreement	Spot market energy	Extraordinary tariff recovery	Total
Assets:					
Receivables-					
MAE closing for 2001	-	-	153,055	-	153,055
Other receivables - electricity	133,448	7,454	-	4,719	145,621
Noncurrent assets-					
Other receivables - electricity	266,897	14,908	-	9,438	291,243
	400,345	22,362	153,055	14,157	589,919

	2001			
	Expenses			
	Electricity from independent suppliers	Reimbursement Agreement	Spot market energy	Total
Liabilities:				
Current liabilities-				
MAE closing for 2001	-	-	145,170	145,170
MAE/ABRAGE portion for 2001	-	-	153,796	153,796
Accounts payable - electricity	443,186	7,454	-	450,640
Long-term liabilities - accounts payable - electricity	-	14,908	-	14,908
	443,186	22,362	298,966	764,514

2.1. Electricity from Independent Suppliers

In view of the unfavorable hydrological conditions and the low level of reservoirs in many areas of Brazil, including the Southeast where CESP is located, the ONS restricted the generation of hydraulic energy and requested the assistance of independent suppliers (producers with available energy not committed under contracts), mainly thermic energy.

These independent suppliers are fully paid at the prices practiced in the wholesale market - MAE, and this cost was apportioned among system generating utilities, in proportion to the guaranteed energy of each. CESP represents approximately 12% of the guaranteed energy in Brazil.

In accordance with the data disclosed on March 13, 2002 by MAE, subject to the qualifications mentioned above regarding their preliminary nature, CESP was responsible for a portion of R$443,186. This amount was recorded as expense and in current liabilities.

Since part of this amount, R$400,345, will be paid from future funds which will be obtained monthly from electric energy distributors under the extraordinary tariff recovery, provided for by Provisional Measures No. 2,198-5 of August 24, 2001 and No. 14 of December 21, 2001, this portion was recorded as revenue and in asset accounts, R$133,448 of which in current assets and R$266,897 in noncurrent assets.

In practice, however, the independent suppliers will be paid immediately, and the portion of R$400,345 will be paid as follows: 90% through funds to be obtained from BNDES, 10% from CESP's funds. Payment will only be made after the amounts involved are approved by ANEEL.

The difference, R$42,841, after being approved, will be paid directly by CESP and represents the amount of energy from independent suppliers, limited to the average price of R$49.26 per MWh, recorded as expense for the year.

2.2. Reimbursement Agreement

Since CESP directly serves final consumers, these consumers are already affected in their tariffs under the extraordinary tariff recovery. Accordingly, CESP's portion as a distributor received the same treatment, and was covered by the Reimbursement Agreement, of which CESP was responsible for R$22,362.

The Reimbursement Agreement establishes that consumers will pay additional amounts which will be repassed from the distributors to the generating companies to enable the latter to meet their obligations with BNDES. It also establishes that the amounts arising from the extraordinary tariff recovery will be in effect for an estimated period of three years. Accordingly, R$22,362 was accounted for as revenue and in asset accounts, R$7,454 of which in current assets and R$14,908 in noncurrent assets. As funds are received, they will be transferred to the generating companies; the same amount was recorded as expense and in current liabilities and long-term liabilities, in the same amounts as those recorded in assets.

2.3. Extraordinary Tariff Recovery

In compliance with the Overall Agreement for the Electric Energy Sector provided for by Provisional Measure No. 14 of December 21, 2001, CESP computed the amount of R$14,157 as the amount required to recover its revenue during the rationing period, in connection with the energy supply to final consumers, pursuant to the methodology established by ANEEL Resolution No. 31/02.

This recovery refers to losses arising from the Emergency Energy Rationing Program in connection with energy supply to final consumers through a tariff increase of 7.9%, in the case of the Company. This increase will be in effect for a period required by the Company to recover losses incurred during the period of decreases in energy consumption; management estimates that this amount shall be realized within 36 months, from December 27, 2001. These losses are determined based on a comparison between revenues from energy sales effectively computed in the period between June 1, 2001 and the closing date of the energy rationing program and revenues that had been projected by the Company for that period, adjusted by certain factors, not considering the occurrence of the rationing plan. These loss calculations are subject to review and approval by ANEEL, which will occur in 2002.

The amount recorded under the Agreement is accounted for as revenue and as receivables, R$4,719 of which in current assets and R$9,438 in noncurrent assets.

2.4. Spot Market Energy

Represents the monthly variations, resulting from the amounts processed within the MAE environment, between the commitments assumed by the Company for its market and the other MAE agents, against the actual performance of each member of the system.

The Company's positive variations are treated as revenue and amounted to R$153,055.

CESP is requesting the recognition of credits arising from the production gains at the generating units of Porto Primavera hydroelectric power station, in accordance with ANEEL's Official Circular No. 28/2000-SRG, which, from July to December 2001, based on Company calculations, is estimated at R$70 million in its favor.

The negative variations (exposures) are treated as expense and amounted to R$298,966. Part of the negative variations, in CESP's case the portion of R$153,796, as shown in Note 23.3. as "MAE/ABRAGE portion - 2001", was formally challenged as a group represented by the Brazilian Association of Large Electric Energy Generators (ABRAGE), in a meeting on March 20, 2002, with representatives from BNDES, ANEEL and the Energy Wholesale Market Council (COMAE), which form the Energy Sector Revitalization Committee. At the meeting, it was decided that the dispute will be resolved between the parties, within 30 days from that date, upon a detailed analysis of the treatment to which that portion was or should be submitted; the final decision will be made by the Energy Crisis Management Committee.

2.5. Recovery of Variation in Amounts of Portion "A" Items

In addition to the table at the beginning of this Note, the amount of the Portion "A" variations related to nonmanageable costs incurred in 2001, calculated in accordance with Administrative Rule No. 25/2002 and ANEEL Resolutions No. 72/02 and No. 90/02, amounting to R$13,595, was also considered. Of this amount, R$5,992 was allocated to current assets as prepaid expenses, as it will be included in the next price adjustment to be granted for supply to final consumers directly served by CESP, scheduled for December 2002. The remainder, R$7,603, is recorded as prepaid expenses in noncurrent assets, and will be recovered through the Extraordinary Tariff Rescheduling established by Provisional Measures No. 2,198-5 of August 24, 2001 and No. 14 of December 21, 2001.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements are presented in accordance with corporate law, together with specific regulations applicable to concessionaires of electric utility services, established by ANEEL, and instructions of the Brazilian Securities Commission (CVM).

The financial statements include the monetary restatement of permanent assets, special liabilities and shareholders' equity through December 31, 1995, pursuant to applicable legislation.

ANEEL made a review of the standards and procedures included in the Electric Energy Utility Chart of Accounts, and established, through Resolution No. 444 of October 26, 2001, a document entitled "Accounting Manual for Electric Energy Public Service", containing a chart of accounts, accounting instructions and guidance for disclosure of economic and financial information, resulting in changes in accounting and disclosure practices which were previously applicable to energy sector companies. The standards included in the referred Manual are mandatory effective January 1, 2002. The financial statements as of December 31, 2001 and 2000 do not reflect any reclassifications to be in compliance with the new chart of accounts.

4. SIGNIFICANT ACCOUNTING PRACTICES

a. Temporary Cash Investments

Stated at cost, plus income earned to the balance sheet date.

b. Accounts Receivable

Include billed amounts for sales and supply of electricity, determined under the accrual basis, plus late payment charges, when applicable.

c. Allowance for Doubtful Accounts

Recognized at an amount considered sufficient by management to cover losses on the realization of accounts receivable.

d. Materials and Supplies

Those recognized in current assets (when used for maintenance) are stated at average acquisition cost; those recognized in property, plant and equipment (when used for construction in progress) are stated at acquisition cost.

e. Investments

Minority interests in companies and other investments are stated at cost, less valuation reserves, when applicable.

f. Property, Plant and Equipment

These assets are stated at acquisition or construction cost, monetarily restated through December 31, 1995, including Supplementary Monetary Restatement (CMC) based on Law No. 8,200 of June 28, 1991. Depreciation is computed on the straight-line method, at annual rates established by ANEEL Resolution No. 002 of December 24, 1997, amended by ANEEL Resolution No. 044 of March 17, 1999.

In accordance with General Instructions No. 35 and No. 36 of the Electric Energy Utility Chart of Accounts, interest and other financial charges and inflationary effects, related to financing obtained from third parties, effectively applied in construction in progress, are recorded in this caption as part of cost. The same procedure was adopted through December 31, 1998 for interest on capital which financed construction in progress, as provided by specific legislation for Electric Energy Public Service.

Indirect costs related to construction in progress are allocated monthly to construction in progress, limited to 10% of direct expenses for personnel, and outside services attributable to construction in progress.

g. Loans, Financing and Other Liabilities

Loans and financing are updated for monetary/exchange variations to the balance sheet date, including interest and other charges established by contract.

Other liabilities are restated based on applicable indices, including interest and other charges established by law or contract.

h. Other Rights and Liabilities

Other current and noncurrent assets and liabilities are updated to the balance sheet date, when required by legislation or contract.

i. Income and Social Contribution Taxes

Recognized considering the applicable provisions regarding nondeductible expenses, nontaxable income, temporary differences and tax loss carryforwards.

j. Reserves for Contingencies

Restated to the balance sheet date at the probable loss amount, based on the nature of each contingency. The bases and nature of these reserves are described in Note 18.

k. Pension Plans

The Company sponsors pension and health care plans for its employees, managed by Fundação CESP. Actuarial liabilities were calculated under the projected unit credit method, pursuant to CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 26.

l. Results of Operations

Income and expenses are recognized on the accrual basis.

m. Estimates

The preparation of financial statements in accordance with accounting practices emanating from Brazilian corporate law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the reporting periods. Actual results from these transactions and information could differ from the estimates upon effective realization in subsequent periods. The principal estimates related to the financial statements refer to the recording of effects arising from the Energy Sector Overall Agreement, Memorandum Account of Portion "A" Cost Variations (CVA), the allowance for doubtful accounts, deferred tax credits, recovery of property item balances, reserves for contingencies, and pension plans, described in Notes 2, 11, 18 and 26.

n. Loss per Share

Calculated based on the number of shares outstanding at the balance sheet date.

5. TEMPORARY CASH INVESTMENTS

	Type of investment	2001	2000
Banco Nossa Caixa S.A.	CDB/CDI	-	469,716

6. ACCOUNTS RECEIVABLE

	2001				2000
	Current	Past due up to 90 days	Past due over 90 days	Total	Total
Consumers:					
Industrial	7,762	-	-	7,762	26,808
Public sector	-	-	19,050	19,050	-
	7,762	-	19,050	26,812	26,808
Distributors:					
Electricity purchased	302,764	3,834	30,076	336,674	207,269
Other	8,596	1,410	11,055	21,061	-
	311,360	5,244	41,131	357,735	207,269
Total	319,122	5,244	60,181	384,547	234,077

The Company has recognized an allowance for doubtful accounts for consumers and distributors in the amount of R$29,598.

7. OTHER RECEIVABLES

Debtor	Description	2001 Current	2001 Noncurrent	2001 Total	2000 Total
Finance Department of the State of São Paulo	Consolidated credits	9,085	489,582	498,667	530,797
	Financial contract	11,576	7,718	19,294	26,386
		20,661	497,300	517,961	557,183

7.1. Consolidated Credits

Includes R$483,715 from the contract entered into on November 17, 2000, receivable in 120 monthly installments, and R$14,952 from the contract entered into on December 1, 2000, receivable in 48 monthly installments. The amounts under both contracts are restated based on the IGP-M (General Market Price Index), and are subject to 6% interest per year.

7.2. Financial Contract

Amounts under the contract entered into on August 6, 1999, repassed monthly to Fundação CESP. This contract is being amortized in 48 monthly installments, restated based on the IGP-M, and subject to 6% interest per year (Note 17.2.).

8. OTHER CREDITS - CURRENT

	2001	2000
Other debtors	11,178	25,819
Electric energy concessionaires	1,056	10,158
Fundação CESP	4,264	4,264
Other	11,170	6,812
	27,668	47,053

9. RECOVERABLE TAXES

	2001	2000
Current:		
Income tax (a)	32,085	77,313
Social contribution tax (b)	414	12,419
ICMS on additions to property, plant and equipment (c)	3,104	4,758
	35,603	94,490
Noncurrent:		
ICMS on additions to property, plant and equipment (c)	8,702	-
	44,305	94,490

(a) Refers to income tax credits originating from payments on an estimated basis in 1998 and withholding tax on income from temporary cash investments from 1998 to 2001.

(b) Refers to social contribution tax credits originating from payments on an estimated basis in 1998.

(c) Refers to ICMS (State VAT) credits on the acquisition of materials and equipment classified in permanent assets, which are recoverable as offsets against monthly payments over 48 months, starting January 1, 2001, pursuant to State Law No. 10,699 of December 19, 2000.

10. RETAINED DEPOSITS AND GUARANTEES - CURRENT ASSETS

	2001	2000
Civil lawsuits	15,512	7,219
Labor lawsuits	8,531	10,161
	24,043	17,380

11. DEFERRED TAX CREDITS

The Company, based on analyses related to multiyear operating projections, considering the electric energy wholesale market, the start-up of new energy generating units, and the recovery of the construction cost incurred and to be incurred for the Engenheiro Sérgio Motta power plant, recognized tax credits related to tax loss carryforwards, as well as on temporary differences, based on CVM Resolution No. 273/98.

Amounts are as follows:

	2001	2000
Income tax:		
Tax loss carryforwards	543,850	156,985
Temporary differences	72,638	140,138
	616,488	297,123
Social contribution tax:		
Tax loss carryforwards	146,649	22,286
Temporary differences	13,283	39,427
	159,932	61,713
	776,420	358,836

The recognition of deferred tax credits is supported by financial projections prepared by management for the next ten years, as recommended by the Concession Authorities, aiming at determining the recoverability of tax loss carryforwards and temporary differences. These projections include as basic assumptions the increase in revenue due to the quantity of energy to be made available in the market and future tariff adjustments on energy supplied to distributors, versus the maintenance or reduction of the level of operating and financial expenses, with consequent positive results. These projections are periodically reviewed by management.

In accordance with tax legislation in force, tax loss carryforwards are available for offset against future taxable income, up to a limit of 30% per year. Based on projections prepared by the Company, these tax credits are expected to be realized in up to ten years.

The following sets forth the reconciliation between the aforementioned tax credits and the amounts calculated by applying the statutory tax rate of 33% (25% of income tax - IRPJ and 8% of social contribution tax - CSLL):

	Income tax		Social contribution tax	
	2001	2000	2001	2000
Loss before taxes	(1,230,903)	(642,700)	(1,230,903)	(642,700)
Income and social contribution deferred tax credits at statutory rates	307,726	160,675	98,472	51,416
Permanent additions:				
Donations	(551)	(230)	(176)	(73)
Fines	-	(7,477)	-	-
Other	(416)	(315)	(130)	(97)
	(967)	(8,022)	(306)	(170)
Permanent exclusions:				
Credit from third parties for settlement of debt charges - REFIS	-	-	-	5,179
Amortization of inflationary charges - Ordinance No. 250/85	6,199	6,199	-	-
Interest on construction in progress	6,162	5,665	-	-
Other	245	5,651	53	1,808
	12,606	17,515	53	6,987
	319,365	170,168	98,219	58,233

12. INVESTMENTS

	2001	2000
Minority interest in companies:		
CPFL	859	15,066
FINAM	39,815	39,815
Other	7,926	7,926
	48,600	62,807
Other investments	1,620	8,323
	50,220	71,130

13. PROPERTY, PLANT AND EQUIPMENT

	2001			2000	2001
	Restated cost	Accumulated depreciation	Net	Net	Average annual depreciation rate - %
In service:					
Generation	19,125,233	(3,018,386)	16,106,847	15,115,419	2.11
Administration	186,615	(77,570)	109,045	117,414	4.19
	19,311,848	(3,095,956)	16,215,892	15,232,833	
In progress:					
Generation	1,679,975	-	1,679,975	2,379,320	
Administration	15,343	-	15,343	5,184	
	1,695,318	-	1,695,318	2,384,504	
	21,007,166	(3,095,956)	17,911,210	17,617,337	

In accordance with ANEEL Resolution No. 44 of March 17, 1999, the annual depreciation rates applicable to electric energy public service are basically 2.0% to 8.3% for assets related to generation, transmission and distribution, 10.0% for furniture and fixtures, and 20.0% for vehicles.

Property, plant and equipment classified by type of asset, with additional comments in Notes 13.1. and 13.2., are as follows:

	2001				2000
	Restated cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
In service:					
Intangibles	130	7	(67)	70	66
Land	585,557	81,552	-	667,109	645,152
Reservoirs, dams and watermains	7,429,092	5,558,775	(1,762,323)	11,225,544	10,557,783
Buildings, civil construction and improvements	1,548,007	727,496	(720,552)	1,554,951	1,407,271
Machinery and equipment	2,265,185	1,094,407	(598,702)	2,760,890	2,613,168
Vehicles	11,334	-	(9,970)	1,364	3,083
Furniture and fixtures	10,306	-	(4,342)	5,964	6,310
	11,849,611	7,462,237	(3,095,956)	16,215,892	15,232,833
In progress	1,348,333	346,985	-	1,695,318	2,384,504
	13,197,944	7,809,222	(3,095,956)	17,911,210	17,617,337

13.1. Financial Charges and Inflationary Effects

In accordance with General Instruction No. 36 of the Electric Energy Utility Chart of Accounts, and CVM Instruction No. 193 of July 11, 1996, the following amounts were capitalized as construction in progress:

	Generation	
	2001	2000
Financial charges recorded in income	601,211	543,012
Transfer to construction in progress	(23,855)	(21,777)
	577,356	521,235
Inflationary and exchange effects recorded in income	1,319,441	493,834
Transfer to construction in progress	(84,831)	(21,693)
	1,234,610	472,141

13.2. Construction in Progress

CESP is constructing the Engenheiro Sérgio Motta power plant in the Paraná River basin, with the following characteristics:

Total estimated capacity - MW	1,814
Number of generating units	18
Beginning of construction	1980
First unit in operation	1999
Units in operation - December 31, 2001 (Note 1)	11
Amount transferred to "In service" through December 31, 2001 (R$)	11,411,968

13.3. Expropriation

Certain properties required for the implementation of the Company's projects, specifically those necessary for the construction of dams and transmission lines, have been expropriated pursuant to specific legislation and are subject to compensation, negotiation and settlement with their owners. In cases where it is difficult to estimate costs precisely because of the time required to obtain court decisions or because of the unpredictable results of out-of-court negotiations, the Company capitalizes the cost of the expropriation as part of property, plant and equipment at the end of the process. In processes in which such prediction is possible, the Company accrues the cost of such expropriations as a part of property, plant and equipment, in addition to making escrow deposits as guarantees for the lawsuits recorded in construction in progress.

As of December 31, 2001, the Company has an accrual of R$156,371 for costs related to such expropriations (Note 18).

13.4. Concession Law

In accordance with the legislation for Public Service Concessions, regulated by Laws No. 8,987 and No. 9,074, CESP has requested from ANEEL an extension of the periods for the Company's concessions for generation of electric energy. This extension, for an additional 30 years, must be formalized by the Ministry of Mines and Energy, which will allow the concession contracts to be signed, in accordance with Decree No. 1,717/95, upon the privatization of the Company, as set forth in the State Privatization Program (PED).

Generating facilities

Basin	Power plant	Total operating units	Installed capacity - MW	Guaranteed energy average - MW (1)	Placed in service (2)
Paraná	Ilha Solteira (3)	20	3,444	1,962	07.18.73
	Jupiá	14	1,551	1,007	04.14.69
	Três Irmãos (4)	5	808	-	11.28.93
	Engenheiro Sérgio Motta	11	1,210	787	01.23.99
Paraíba	Jaguari	2	28	9	05.05.72
	Paraibuna	2	85	43	04.20.78
			7,126	3,808	

(1) Energy available in the integrated system plants, based on a predetermined 5% risk factor for service.

(2) First generating units.

(3) Energy guaranteed for Três Irmãos is included for Ilha Solteira.

(4) Located on the Tietê river, but for operating purposes is part of the Urubupungá complex, located in the Paraná river basin.

13.5. Properties Linked to the Concession

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold or pledged in guarantee without the prior written approval of ANEEL. ANEEL Resolution No. 20/99 regulates the Electric Energy Utility Concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account and invested in the concession.

14. TAXES PAYABLE

	2001	2000
Current:		
COFINS on operating revenues (Note 18)	24,855	4,097
PIS (tax on revenue)	9,401	1,155
ICMS (State VAT)	5,648	1,446
Income tax on remittances abroad	8,425	10,878
Payroll charges - Company	2,112	2,191
Taxes and social charges - service providers	548	177
	50,989	19,944
Long term:		
Deferred income tax (6% rate)	11,318	13,957
	62,307	33,901

15. TAXES PAYABLE- REFIS (TAX RECOVERY PROGRAM)

The Company opted for the REFIS on April 28, 2000, and declared its total tax debts to the Federal Revenue Service and the National Social Security Institute on June 30, 2000. More favorable conditions for debt amortization, such as extending payment terms and changing the index used (from SELIC, Central Bank overnight rate, to the long-term interest rate - TJLP), were key factors leading to the Company's option for REFIS.

Tax debts included in the program are as follows:

	Principal	Interest and fines	Tax credits	Total	Restatement TJLP	Amortization	Balance as of December 31, 2001	Balance as of December 31, 2000
Social contribution tax	32,811	95,979	(65,639)	63,151	9,751	(7,500)	65,402	64,251
FINSOCIAL	1,629	6,440	(4,404)	3,665	566	(435)	3,796	3,729
Corporate income tax contingency - 1998	5,389	4,099	(2,803)	6,685	1,032	(794)	6,923	6,801
Social contribution tax contingency - 1998	2,464	1,874	(1,281)	3,057	472	(363)	3,166	3,110
PIS contingency	17,858	7,417	(5,072)	20,203	3,119	(2,399)	20,923	20,555
INSS assessment	93,528	124,597	(85,210)	132,915	20,522	(15,786)	137,651	135,231
Income tax on indemnities	27,203	31,175	(21,320)	37,058	5,722	(4,401)	38,379	37,704
	180,882	271,581	(185,729)	266,734	41,184	(31,678)	276,240	271,381

Of the total balance as of December 31, 2001, R$258,183 is classified in long-term liabilities.

The Company used its own tax loss carryforwards amounting to R$180,550, and social contribution tax loss carryforward credits from third parties amounting to R$5,179 to amortize interest and fines.

For the aforementioned debts included in the program, the Company pledged real estate (not linked to generation of electric energy) in guarantee.

In view of the fixed nature of the financial charges on monthly installments due, as of December 31, 2001, the present value of these tax debts amounts to R$206,954, calculated based on revenue projections, considering, among other factors, the beginning of operations of new generating units at the Engenheiro Sérgio Motta power plant, tariff adjustments and the electric energy wholesale market. A restatement of the total debt based on the long-term interest rate (estimated at 10.0% per year) was also considered. As a result, the total debt is expected to be repaid over approximately 14 years. In compliance with CVM Instruction No. 346 of September 29, 2000, the Company opted not to record the adjustment to present value.

For the period from April 2000 to December 2001, the Company paid R$31,678 for REFIS obligations, at 1.2% of its monthly revenues.

The essential condition for maintaining the REFIS program is the prompt payment of the obligations.

16. LOANS AND FINANCING

16.1. Composition

	2001			2000		
	Accrued interest and charges	Principal Current portion	Principal Long term	Accrued interest and charges	Principal Current portion	Principal Long term
Foreign currency:						
Financial institutions (1)	43,145	212,477	2,853,427	46,556	181,295	2,585,205
Medium-term notes (2)	52,604	-	1,804,966	-	-	586,620
Banco do Brasil S.A. (3)	653	165,054	1,155,379	779	139,091	1,112,728
Eletrobrás	657	4,103	19,101	157	3,524	20,105
CPFL (4)	592	23,758	178,188	519	20,021	170,181
Deutschemark denominated Eurobonds (5)	-	-	-	61,648	1,012,292	-
Other institutions	205	557	12,333	296	730	27,535
	97,856	405,949	6,023,394	109,955	1,356,953	4,502,374
Local currency:						
Financial institutions (6)	2,019	24,494	275,555	2,028	22,743	278,599
Eletrobrás	-	206	3,356	-	205	3,571
Fundação CESP (7)	-	41,527	117,549	-	34,241	135,056
Debentures (8)	-	-	264,160	-	-	-
Electric energy term certificates (9)	-	483,763	499,238	-	224,613	645,728
	2,019	549,990	1,159,858	2,028	281,802	1,062,954
	99,875	955,939	7,183,252	111,983	1,638,755	5,565,328

(1) Of the principal amount, R$314,893 refers to loans indexed in other currencies (FF, SwFr and DM) with interest rates varying from 3.50% to 8.49% per year, resulting in an average of approximately 5.62% per year.

The remaining balance of R$2,751,011 is part of the Brazilian foreign debt restructuring, concluded on April 15, 1994, within the context of the Brady Plan, and is composed as follows:

Bond type	Year: Maturity (c)	Year: Grace period	Amortization	Interest (% per year)	Balance as of December 31, 2001
Debt Conversion Bond	18	10	17 semiannual installments	Semiannual LIBOR + 7/8	611,248
New Money Bonds (a)	15	7	17 semiannual installments	Semiannual LIBOR + 7/8	146,424
Temporary Interest Reduction Bond - FLIRB (a)	15	9	13 semiannual installments	5th and 6th years - 5.00 7th year - semiannual LIBOR + 13/16	124,531
Capitalization Bond (a)	20	10	21 semiannual installments	5th and 6th years - 5.00 7th year - 8.00	674,133
Discount Bond (b)	30	-	One payment at maturity	Semiannual LIBOR + 13/16	383,875
Par Bond (b)	30	-	One payment at maturity	5th year - 5.50 6th year - 5.75 7th to 30th years - 6.00	551,295
EI-Bond (Interest Bonds) (a)	12	3	19 semiannual installments	Semiannual LIBOR + 13/16	259,505
					2,751,011

(a) Guaranteed by amounts linked to the Company's revenues.

(b) Stated net of guarantee deposits required in the amount of US$149,630,000. Additionally, are guaranteed by amounts linked to the Company's revenues.

(c) Starting April 15, 1994.

(2) Of the principal amount, R$696,120 refers to Medium-term notes, placed in the international market in June 1997 by CESP. This tranche is equivalent to US$300 million, with fixed annual interest rates of 9.125% in the first five years, and 9.625% in the remaining five years.

These notes are subject to certain restrictive clauses, which among others include limitation of the placement of liens on the whole or any portion of the Company's property to secure any of its indebtedness, or indebtedness of any other person, enter into sale and leaseback transactions, and compliance with certain financial ratios. In the event CESP does not meet those ratios for three consecutive quarters, it must redeem the notes within a 30-day period. These ratios have been complied with.

The final maturity of these notes will be in June 2007; however, holders of these notes are entitled to advance redemption in June 2002.

The remaining amount of R$1,108,846 refers to the Euro-medium Term note program of US$500 million, for which placement in the international market was concluded by CESP in February 2001, after registration with the Central Bank of Brazil.

Funding was carried out in two tranches:

- The first tranche, placed on February 12, 2001 in U.S. dollars, in the amount of US$300 million, with semiannual interest of 10.50% per year, and principal maturing on March 5, 2004.
- The second tranche, placed on February 20, 2001 in euros, in the amount of 200 million, with annual interest rate of 9.75%, and principal maturing on February 27, 2004.

These notes are subject to restrictive clauses similar to those required for the 1997 funding, described above.

The funds from this operation were used in full to redeem the bonds placed in the German market on May 6, 1996 - item (5).

(3) Consists of a "Debt Refinancing Agreement" signed by the Company on March 25, 1994 with Banco do Brasil S.A., in which US$1,067,000,000 was refinanced for a 16-year period, with payments starting on June 30, 1995, subject to interest based on LIBOR plus 0.8125% per year.

(4) Consists of the recoverable rate deficit (CRC) of CPFL transferred to CESP, updated based on the U.S. dollar exchange rate, payable in semiannual installments through 2010 and with interest based on 50% of LIBOR plus 0.40625% per year. At the end of 2001, CPFL transferred its rights to this debt to one of its subsidiaries.

(5) Consists of deutschemark denominated bonds, redeemed in May 2001, in the principal amount of DM1,075,000,000. These bonds are subject to annual interest of 9.25%, payable annually.

(6) Consists principally of loans from BNDES, payable through March 2014, indexed based on the TJLP and the IGP-M, plus annual interest at 8.40%.

(7) Refers to the remaining part of a contract (after the spin-off) effective December 30, 1997, to be amortized in 96 monthly installments restated by the actuarial cost or Reference Rate (TR), plus interest of 8% per year whichever is higher.

(8) Refers to the 8th issue of simple debentures, with the following characteristics:

Issue			Redemption		Interest			
No.	Date	Series	Starting	Ending	(% per year)	Remuneration	Interest payment	Balance as of 12.31.01
8th	04.01.01	18	11.2003	04.2005	2.00	CDI	Monthly	264,160

In this issue, 23,000 debentures were placed, in 18 series with a grace period of 30 months, final amortization period of 48 months, starting November 2003, with remuneration based on interbank deposit rates plus 2% per year.

Funds obtained were used exclusively to pay subcontractors and suppliers of equipment for the Engenheiro Sérgio Motta power plant.

(9) The 5th, 6th and 7th issue term certificates are securities, the objective of which is to raise funds to finance construction and supply equipment for electric energy generation for the Engenheiro Sérgio Motta power plant.

Of the 5th issue, 2,415,312 term certificates have been issued, of which 1,073,472 are outstanding at R$280.57 each, in 36 tranches, with a grace period of 24 months. The higher index, electric energy rate B3 - ELEKTRO or ANBID rate plus interest at 2% per year, will be applied for restatement. The term certificates were registered with the CVM on December 17, 1998. The term certificates provide their holders with the option of redemption (beginning June 1, 2000 and ending May 1, 2003) by exchanging these securities, in payment of electric energy consumption bills issued by ELEKTRO, in the amount of one MWh per certificate.

Of the 6th issue, 2,417,160 term certificates have been issued, of which 2,014,300 are outstanding at R$213.37 each, in 24 tranches, with a grace period of 24 months. The higher index, electric energy rate B3 - CPFL or the interbank deposit rates plus 2% per year, will be applied for restatement. The term certificates were registered with the CVM on August 29, 2000. The term certificates offer their holders the option of redemption (beginning October 1, 2001 and ending September 1, 2003) by exchanging these securities, in payment of electric energy consumption bills issued by CPFL, in the amount of one MWh per certificate

Of the 7th issue, 1,214,700 term certificates have been issued, all of which are outstanding at R$207.48 each, in 12 tranches, with a grace period of 24 months. The higher index, electric energy rate B3 - CPFL or the interbank deposit rates plus 2% per year, will be applied for restatement. The term certificates were registered with the CVM on March 2, 2001. The term certificates offer their holders the option of redemption (beginning March 1, 2003 and ending February 1, 2004) by exchanging these securities, in payment of electric energy consumption bills issued by CPFL, in the amount of one MWh per certificate.

16.2. Composition of Foreign Currency Loans - Principal Amount (All Amounts in Thousands)

	2001			2000		
Currency	R$	US$ (equivalent)	%	R$	US$ (equivalent)	%
US$	5,701,724	2,457,216	88.68	4,446,609	2,274,015	75.89
DM	45,920	19,790	0.72	1,074,832	549,674	18.34
FF	243,096	104,765	3.78	298,373	152,589	5.09
SwFr	25,877	11,152	0.40	39,513	20,207	0.68
Euro	412,726	177,868	6.42	-	-	-
	6,429,343	2,770,791	100.00	5,859,327	2,996,485	100.00

16.3. Maturities of the Principal of Long-term Loans and Financing as of December 31, 2001 (all amounts in thousands)

	Foreign currency		Local currency	Total
	US$ (equivalent)	R$	R$	R$
2003	153,430	356,020	541,294	897,314
2004	683,004	1,584,842	272,820	1,857,662
2005	197,939	459,297	113,412	572,709
2006	185,911	431,388	52,208	483,596
2007	457,347	1,061,228	24,697	1,085,925
After 2007	918,212	2,130,619	155,427	2,286,046
	2,595,843	6,023,394	1,159,858	7,183,252

16.4. Increase in Principal Currencies and Indexes (In Relation to the Brazilian Real) (%)

	%	
	2001	2000
US$	18.67	9.30
SwFr	14.88	7.66
DM	12.05	1.93
FF	12.05	1.93
Euro	12.05	1.93
TR	2.29	2.10
IGP-M	10.38	9.95

17. ACCOUNTS PAYABLE

		2001			2000
Creditor	Description	Current	Long term	Total	Total
Eletrobrás	Energy supplied by Itaipu, transmission charges and self-generated energy	11,769	122,588	134,357	126,408
Fundação CESP	Supplementary proportional settled benefit:				
	CESP employees	28,556	425,967	454,523	440,036
	Fundação CESP employees	787	787	1,574	2,067
	Financing contract	11,576	7,718	19,294	26,386
		40,919	434,472	475,391	468,489
		52,688	557,060	609,748	594,897

17.1. Eletrobrás

Refers to the remaining balance (after the spin-off) of the contract for the financing of purchases of energy, payable in 168 monthly installments beginning June 15, 1999. The balance due is monetarily restated based on the IGP-M index and is subject to annual interest of 10%, payable monthly.

17.2. Fundação CESP

Refers to the remaining balance (after the spin-off) of the contract with Fundação CESP relating to the actuarial deficit of its pension plan through October 31, 1997, to cover the settlement of supplementary proportional fixed benefits, payable in 240 monthly installments, the first payment being made on December 30, 1997. The total amount of the debt is indexed based on the IGP-DI index determined by Fundação Getúlio Vargas, plus annual interest at 6%, or the increase in actuarial cost (17.70% in 2001 and 16.93% in 2000), whichever is higher. The Company made the actuarial cost variation adjustments as of the balance sheet date.

Also includes the balance of the financing contract, entered into on August 6, 1999, referring to payments of benefits defined by Law No. 4,819/58, payable in 48 monthly installments, monetarily restated based on the IGP-M index, plus annual interest of 6% (Note 7.2.).

18. RESERVES FOR CONTINGENCIES

The Company is party to certain lawsuits in various courts involving tax, civil and labor matters. Management, based on the opinion of its legal counsel, recognized a reserve for the lawsuits the unfavorable outcome of which is considered probable.

Composition of reserves is as follows:

	2001			2000		
	Reserve			Reserve		
	Change in year	Balance	Escrow deposits	Change in year	Balance	Escrow deposits
Labor:						
Various	5,040	13,391	8,531	3,125	8,351	7,219
Hazard exposure	-	11,296	-	3,286	11,296	-
	5,040	24,687	8,531	6,411	19,647	7,219
Civil:						
Consumers (DNAEE Ordinances No. 38/86 and No. 45/86)	-	13,239	-	5,791	13,239	-
Various	7,794	14,365	15,512	(37)	6,571	10,161
	7,794	27,604	15,512	5,754	19,810	10,161
Expropriation and indemnities:						
Various (Note 13.3.)	(32,784)	156,371	117,739	54,321	189,155	92,405
Tax:						
COFINS (1)	54,161	88,581	-	17,781	34,420	-
Total	34,211	297,243	141,782	84,267	263,032	109,785

(1) In July 1999, CESP started to pay COFINS on billings, at the rate in force of 3%, but continues challenging in court the constitutionality of the inclusion of financial and nonoperating revenues in the calculation basis. The Company obtained an injunction from the 16th São Paulo District Federal Court, with a favorable sentence for the payment as defined by Supplementary Law No. 70/91, that is, only on billing. The Company has accrued the unpaid amounts plus applicable interest.

Company management, based on the opinion of legal counsel, believes that there are no significant future risks not covered by reserves in sufficient amounts in its financial statements or risks which may significantly impact its cash flows.

19. REGULATORY CHARGES PAYABLE

	2001	2000
Current:		
Global reserve for reversion quota (RGR)-		
Installments - 1997 and 1998 (1)	16,279	16,279
Installments - 1999 (2)	966	11,594
Installments - 2000 (3)	919	907
Monthly quota	3,548	2,908
Quota difference - 2001 (4)	18,782	-
Compensation for use of water resources	7,532	6,723
Fuel usage quota (CCC)	1,258	1,295
Inspection fee - ANEEL	527	556
	49,811	40,262
Long term:		
Global reserve for reversion quota (RGR) - 1997 and 1998 (1)	1,357	17,636
	51,168	57,898

(1) ANEEL Decision No. 43 of February 1, 2000 established the payment of RGR in 36 monthly installments.

(2) Differences in 1999 payments were paid in 11 fixed monthly installments (of a total 12) in 2001, in accordance with ANEEL Decision No. 572 of December 28, 2000.

(3) ANEEL Decision No. 124 of March 7, 2002 established the payment in 11 monthly installments.

(4) Differences in 2001 payments. The form of payment will be decided by ANEEL.

20. OTHER CURRENT LIABILITIES

	2001	2000
Tietê-Paraná waterway agreement with the Ministry of Transport	-	41,940
Electricity advance payments	23,277	26,631
Fundação CESP	10,527	16,554
CRC accounts transferred - Law No. 8,631/93	-	8,185
Electric energy concessionaires	899	1,605
Other	3,958	10,931
	38,661	105,846

21. SHAREHOLDERS' EQUITY

21.1. Capital

Paid-up capital of R$2,655,433 is divided into 48,541,652,000 common shares and 45,156,610,000 preferred shares. The authorized capital stock of CESP is 101,653,775,000 shares, 52,663,113,000 common and 48,990,662,000 preferred, all registered and without par value.

Preferred shares do not have voting rights; however, they have priority in the redemption of capital and the right to noncumulative dividends of 10% per year.

Preferred shares may be converted into common shares and vice-versa during specific periods determined by management. Each shareholder is entitled to request conversion of up to 3% of the capital; however, total conversions shall not exceed 5% of the capital.

CESP's principal shareholders as of December 31, 2001:

	Thousands of shares					
	Common	%	Preferred	%	Total	%
São Paulo State Government and related companies:						
Secretaria de Estado dos Negócios da Fazenda	29,377,531	60.52	6,321,277	14.00	35,698,808	38.10
Banco Nossa Caixa S.A.	5,136,117	10.58	7,686,364	17.02	12,822,481	13.69
Companhia do Metropolitano de São Paulo - METRÔ	1,323,627	2.73	-	-	1,323,627	1.41
Other	82,933	0.17	-	-	82,933	0.09
	35,920,208	74.00	14,007,641	31.02	49,927,849	53.29
Other:						
Banco do Estado de São Paulo S.A. - BANESPA	6,123,203	12.61	12,981,825	28.75	19,105,028	20.39
Centrais Elétricas Brasileiras S.A. - Eletrobrás	37,634	0.08	6,664,527	14.76	6,702,161	7.15
Cypress Corporation	707,824	1.46	119,000	0.26	826,824	0.88
Employee pension fund - Banco do Brasil S.A.	296,439	0.61	260,960	0.58	557,399	0.59
The GMO Emerging Markets Fund	493,600	1.02	339,585	0.75	833,185	0.89
BNDES Part. S.A. - BNDESPAR	-	-	791,358	1.75	791,358	0.85
Fund. Economiários Feder Funcef	-	-	645,756	1.43	645,756	0.69
The Bank of New York - ADR Department	-	-	350,783	0.78	350,783	0.37
Commingled MOMGTCN York	-	-	224,827	0.50	224,827	0.24
Banco JP Morgan S.A.	-	-	193,700	0.43	193,700	0.21
Other	4,962,744	10.22	8,576,648	18.99	13,539,392	14.45
	48,541,652	100.00	45,156,610	100.00	93,698,262	100.00

21.2. Reserves

	2001	2000
Capital reserves:		
Premium on share subscriptions	10,373	10,373
Interest on assets formed with Company's own capital	34,297	34,297
Interest on construction in progress (a)	4,937,750	4,937,750
Grants and subsidies for investment	29,106	29,106
CRC subsidies for investments	429,396	429,396
Tax incentives - FINAM/FINOR	101,197	101,197
	5,542,119	5,542,119
Income reserves:		
Legal reserve	198,919	198,919
Statutory reserves (b)	231,912	231,912
Unrealized profit reserve (c)	968,608	1,031,205
Special reserve for dividends - common shares - 1999 (d)	137,568	137,568
	1,537,007	1,599,604

(a) Interest on construction in progress: Credit resulting from the capitalization of financial charges, calculated through December 31, 1998, based on internal funds used during construction, applied to construction in progress and which may only be used for capital increases.

(b) Statutory reserves: Recorded at the rate of 20% of net income, after computation of the legal reserve and interest on capital, for 1997, 1998 and 1999.

(c) Unrealized profit reserve: Results from monetary restatement credited to income (through 1995). This reserve is realized in the same proportion as depreciation and amortization of property, plant and equipment. Upon realization, the related amount is transferred to retained earnings.

(d) Special reserve for dividends: The Annual Shareholders' Meeting which began on April 25, 2000 and ended on May 5, 2000, approved the allocation of adjusted net income for the year ended December 31, 1999, as follows: (i) dividends payable on preferred shares in three equal installments in September, October and November 2000, and (ii) recognition of a special reserve for the portion of profits not distributed as dividends on common shares, in conformity with paragraphs 4 and 5 of article 202 of Law No. 6,404/76. Also, based on the provisions of article 196 of Law No. 6,404/76, and CVM Instruction No. 59/86, the shareholders approved the retention of the remaining profit in retained earnings, considering the requirements for funds as stated in the Company's budget for 2000, approved at the same Shareholders' Meeting.

As approved at the Annual Shareholders' Meeting on April 25, 2001, this reserve was maintained, based on the same rationale presented at the time of its recognition.

As of December 31, 2001, management proposes the maintenance of this reserve which is required due to the significant need of resources for the payment of debt and also for investments in 2002.

21.3. Allocation of Results

	2001	2000
Net loss	(813,319)	(414,299)
Unrealized profit reserve	62,597	62,664
Adjusted net loss	(750,722)	(351,635)

Net loss for the year ended December 31, 2001 (after realization of unrealized profit reserves) will be absorbed by existing retained earnings, as provided for by article 189 of Law No. 6,404/76.

22. RELATED-PARTY TRANSACTIONS

The Company has various related-party transactions. The principal transactions are as follows:

	Secretaria de Estado dos Negócios da Fazenda (state of São Paulo)		Banco Nossa Caixa S.A.		Eletrobrás	
	2001	2000	2001	2000	2001	2000
Assets:						
Current assets-						
Temporary cash investments (Note 5)	-	-	-	469,716	-	-
Receivables (Note 7)	20,661	66,061	-	-	-	-
Noncurrent assets-						
Receivables (Note 7)	497,300	491,122	-	-	-	-
	517,961	557,183	-	469,716	-	-
Liabilities:						
Current liabilities-						
Loans and financing (Note 16.1.)	-	-	-	-	4,966	3,886
Payables (Note 17.1.)	-	-	-	-	11,769	10,180
Long-term liabilities-						
Loans and financing (Note 16.1.)	-	-	-	-	22,457	23,676
Payables (Note 17.1.)	-	-	-	-	122,588	116,228
	-	-	-	-	161,780	153,970

23. OPERATING REVENUES, ELECTRICITY PURCHASED AND USE OF ELECTRIC ENERGY NETWORK

23.1. Tariff Adjustments for Supply and Sale of Electric Energy

CESP, together with electric energy distribution concessionaires (Eletropaulo, Bandeirante, CPFL and ELEKTRO), and ANEEL started negotiations to agree on specific dates for tariff adjustments. This process started in May 2000 and resulted in changing the tariff adjustment dates for CESP's supply of electric energy.

In 2000 and 2001, CESP's tariff adjustments, in view of this rescheduling, were made on the following dates:

Distributors supplied	Adjustment date	ANEEL Resolution No.	Adjustment - %
Eletropaulo (rescheduling)	07.04.00	250 of 07.03.00	14.93
ELEKTRO, CPFL and Bandeirante	08.11.00	295 of 08.10.00	16.06
Bandeirante (rescheduling)	10.11.00	392 of 10.10.00	3.27
CPFL (rescheduling)	04.08.01	119 of 04.05.01	8.88
Eletropaulo	07.04.01	252 of 07.02.01	13.35
ELEKTRO (rescheduling)	08.07.01	315 of 08.06.01	13.57
Bandeirante	10.11.01	417 of 10.09.01	11.58

Supply tariffs were adjusted at the rate of 22.95%, effective December 15, 2001, based on ANEEL

CESP Companhia Energética de São Paulo

Data

Ref. CESP

São Paulo, April 25, 2002

CT/FFM/750/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

02 APR 30 AM 11:07

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Eschange Act of 1934 (the "Exchange Act").

We are attaching herewith copies of Minutes of the 460 (Item resignation and Item II), 462, 463 (Item I) Meetings of the Board of Directors (RCA) of CESP – Companhia Energética de São Paulo, held on February 25, March 27, April 8, respectively, and of the Extraordinary General Shareholders Meeting held on April 2, to be published in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil" on April 25, 2002, except for the RCA 460.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

Enclosures: 5

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 460nd MEETING OF THE BOARD OF DIRECTORS

On February 25, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmember Carlos Pedro Jens........ Following, the Chairman informed that he had received a **resignation letter from the councilmember José Alexandre Nogueira de Resende**, whose resignation was due to his appointment to the position of Director General of the National Agency of Inland Transportation, every councilmember as well as the Chairman, took this opportunity to thank his contribution to the works of this Board and wished him success........................
These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, José Alexandre Nogueira de Resende, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, February 25, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. 60.933.603/0001-78
NIRE No. 35300011996

ABSTRACT OF THE MINUTES OF THE 460th MEETING OF THE BOARD OF DIRECTORS

On February 25, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Corporate Bylaws, in the meeting room, at Rua Bela Cintra, 847-10th floor, São Paulo, an Ordinary Meeting of the Board of Directors was held by the below named and signed Board of Directors´ members of CESP - Companhia Energética de São Paulo. Following the legal procedures......., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmember Carlos Pedro Jens... Following, the President of the Board of Directors passed on to **item II** of the agenda, **"Bonds operation abroad of US$200 million",** requesting the presence of the CEO of CESP, Guilherme Augusto Cirne de Toledo, he asked the CFO and Investor Relations, Vicente Kazuhiro Okazaki, to submit the matter basing on the Executive Committee´s Resolution No. 1114/03/1119, of 02.15.2002, and on the Proposal to the Board of Directors, that reads as follows: "PROPOSAL TO THE BOARD OF DIRECTORS. The Company intends to access the international capital markets to raise funds through the issue of notes, under a Medium Term Notes Program, to be structured without the guarantee of the Federal Government, in the amount of US$ 200 million. Such a Program was developed basing on the Resolution Nr. 2,515 and on the Circular Letter Nr. 2,826 of Banco Central do Brasil – BACEN and aims to raise funds to honor the probable exercise of the put option, on 06.26.2002, under the operation of US$ 300 million with J.P.Morgan. The Company asked the National Treasury Secretariat – STN, on 11.12.2001, according to legislation in effect, a preliminary opinion that authorizes the company to access the international capital markets to structure this operation. Such a preliminary opinion was object of the Official Letter STN/COREF/GERFI 5467 dated 12.12.2001. We asked Banco Central do Brasil on 12.26.2001 an authorization to bid national and international financial institutions, aiming at selecting and contracting a Dealer Agent. BACEN, through the Official Letter DECEC/GABIN-2002/016 of 01.25.2002, authorized the company to consult the market about this subject. As of the above mentioned authorization, CESP invited eight financial institutions, with a broad experience in structuring raising operations of funds in the international market, to submit proposals to launch the notes within the Global Medium Term Notes Program, in the amount of US$ 200 million. As a result, we have received five proposals from four financial institutions. After analyzing them, we concluded that the joint proposal from Westdeutsche Landesbank Girozentrale ("WestLB") and Banco Finantia was the one that offered the best conditions, least costs and a firm guarantee to a greater amount of money. The characteristics are the following:

Joint Leaders of the subscription	Westdeutsche Landesbank Girozentrale, London Branch (WestLB) and Banco Finantia
Responsible Leader	WestLB
Type	Medium Term Notes
Amount	US$ 200 million
Currency	US dollars and/or Euros
Placement	US$ 100 million under best efforts
Use of funds	Payment of the put option of JPMorgan/Refinancing of Debts

Coupon considering present status of the market	11.50% p.a. for the second and third years
Total fees	0.75% on the total amount on income of funds
Foreseen overhead	US$ 393,000.00 (three hundred and ninety-three thousand dollars)
Market	American. Sales will be made to Qualified Institutional Buyers as to Rule 144A
Trustee	Chase Manhattan Trustees Ltd
Principal Paying Agent	Chase Trust Bank, Tokyo
Registrar	Banque Internationale a Luxembourg
Listing	Stock Exchange of Luxembourg

PAYMENT CONDITIONS

Principal	Payment in full at maturity or according to put and call options
Interest	Semi-annually due
Put Option	After 12 months from the issuing date
Call Option	After 12 months from the issuing date
Price when exercising the Put Option	100%
Price when exercising the Call Option	101%
Fees	Simultaneously with the income of funds
Overhead	After the Register of Financial Operation (ROF), with BACEN, and due comprobation, it shall be paid in Reais (R$), except for those expenses incurred abroad that must be paid in foreign currency

We think that the above operation will greatly contribute to the success of Company's strategies in terms of raising funds to pay short-term debts. Following the legal procedures, the above conditions were submitted to STN to get its definitive favorable opinion for the latter registering of the operation with Banco Central do Brasil. This way, the Executive Committee submits the matter to the approval of the Board of Directors, in accordance with paragraph VII of article 17 of the Bylaws. Guilherme Augusto Cirne de Toledo, CEO". Still with the floor, the CFO and Investor Relations added that the price of the issue will be 99.875%...Put the matter to vote, it resulted unanimously approved. ....

These minutes, after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, José Alexandre Nogueira de Resende, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, February 25, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 462nd MEETING OF THE BOARD OF DIRECTORS

On March 27, 2002, at 10:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the councilmember Nelson Vieira Barreira........ Following, when closing the meeting, he informed that he had received resignation letters dated March 27, 2002 from the councilmembers Mauro Bragato and Lívio Antonio Giosa, whose resignations were due to private reasons and their letters were filed with the Executive Secretary of the Board of Directors. The Chairman took this opportunity to thank their contribution given to the Board and wish them success........................
These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, Lívio Antonio Giosa, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Mauro Bragato, Miguel Carlos Fontoura da Silva Kozma, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, March 27, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

ABSTRACT OF THE MINUTES OF THE 463rd MEETING OF THE BOARD OF DIRECTORS

On April 8, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847- 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CESP – Companhia Energética de São Paulo. Following the legal procedures ..., the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting justifying the absence of the Councilmembers Carlos Pedro Jens, Gustavo de Sá e Silva and Luiz de Freitas Bueno. Following, he passed on to **item I** of the agenda, **"Appointment of the Councilmember Nereu Ramos Neto"**, requesting the reading of the document, which contents are as follows: *"DECISION OF THE BOARD OF DIRECTORS PRESIDENCY. Mr. Mauro Guilherme Jardim Arce, President of the Board of Directors of CESP – Companhia Energética de São Paulo, Companhia de Transmissão de Energia Elétrica Paulista and EMAE – Empresa Metropolitana de Águas e Energia S/A, using the attributions and before the privileges he is granted "ex-vi" of the Bylaws of the Companies, appoints, "ad referendum" of the General Shareholders' Meetings, Mr. Nereu Ramos Neto, Brazilian, married, economist, Identity Card (RG) No. 1,914,965 (RJ), Tax Payer Card (CPF) No. 023,703,367-49, resident and domiciled at Rua Dr. Alberto Faria, nr. 1137, in this City, to hold the office of Councilmember of the Board of Directors in the vacancy left by Councilmember José Alexandre Nogueira de Resende, for the remaining term of office of the substituted one, being maintained the remuneration established by CODEC – Conselho de Defesa dos Capitais do Estado. São Paulo, April 8, 2002. Mauro Guilherme Jardim Arce, President of the Board of Directors."* Following, the councilmember Nereu Ramos Neto signed the respective term of inauguration and started performing his new job.................

These minutes after being approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Fernando Carvalho Braga, Fernando José Tenório Acosta, Lucia Maria Dal Medico, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Nereu Ramos Neto, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, April 8, 2002.

(s)Mauro Guilherme Jardim Arce
President of the Board of Directors

(s)Lígia Ourives da Cruz Ferreira
Executive Secretary of the Board of Directors

CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE 35300011996

OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS´ MEETING

DATE AND TIME: April 2, 2002, 10:00 a.m. **PLACE**: CESP's Head Office at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, São Paulo, SP. **CALL NOTICE**: Notice published on March 16, 19 and 20, 2002 in the newspaper "Diário Oficial do Estado" and on March 18, 19 and 20, 2002 in "Gazeta Mercantil". **MEMBERS PRESENT**: Shareholders representing over 2/3 of the capital stock with voting right, according to signatures in the Shareholders´ Book of Attendance, with the presence of Mr. Guilherme Augusto Cirne de Toledo, CEO of CESP, and of the representatives of the Audit Committee Mrs. Tatiana Malamud and Mr. Ilberto Rodrigues dos Santos. **BOARD**: Chairman – Sílvio Aleixo; Secretary – Lígia Ourives da Cruz Ferreira. **AGENDA**: a) authorization for the public issue of Debentures in the amount of R$ 450,000,000.00 (four hundred and fifty million reais); b) authorization for the Financial Directorate and Investor Relations to take the necessary steps to make the effective issue; c) other matters of corporate interest. **CLARIFICATIONS**: a) The matter was duly considered by the State Capital Defense Council – CODEC, through Opinion No. 031/2002 of 04.01.2002; b) The summarized minutes were drawn up, as provided for in paragraph 1 of article 130 of Law No. 6404/76. **DELIBERATIONS**: **a) authorization for the public issue of Debentures in the amount of R$ 450,000,000.00.** The matter was approved by the Executive Committee, Board of Directors and Audit Committee of the Company. Put the matter to vote, it resulted unanimously **approved,** with the following characteristics:

Amount of Issue:	R$ 450,000,000.00;
Date of Issue:	02.01.2002;
Series:	18 (eighteen) series;
Quantity:	45,000 debentures, divided into 18 series of 2,500 notes;
Unit Value:	R$ 10,000.00;
Term (maturity):	48 (forty-eight) months, as from the issuing date;
Grace period:	30 (thirty) months, as from the issuing date;
Put and Payment:	Public issue, with the intermediation of a financial institution for the distribution in the over-the-counter-market, by using a different procedure, referred to in article 33

	of Instruction CVM Nr. 13/80. Payment in full in domestic currency on the subscription. The put of debentures will be made through a public auction at the São Paulo Stock Exchange – BOVESPA, being the discount not allowed;
Maturity of each series:	Consecutive, monthly payments as from the end of grace period;
Payment:	Consecutive, successive and monthly paid;
Type:	Subordinate;
Type and Form:	Simple, not convertible into shares, nominative book shares and registered for negotiation in the over-the-counter-market through SND – National System of Debentures, managed by ANDIMA – National Association of the Open Market Institutions and operated by CETIP – Central of Custody and Financial Liquidation of Notes and/or BOVESPA FIX – Trading System of the Stock Exchange of São Paulo;
Remuneration:	CDI + 2% a.a., basis 252 days;

Other conditions will be obligatorily mentioned in the Deed of Indenture.

Costs:	All costs regarding the issue shall be under the responsibility of CESP, such as: publication of notices, minutes and calls, registers in CVM, CETIP and ANBID, auction in BOVESPA, Board of Trade, preparation of folders, expenses with notaries, Legal Advisory, Quantity Surveyor, Trustee, Leader Bank, Custodian and Rating Agency, if necessary. Estimated costs: R$ 2,200,000.00 (two million and two hundred thousand reais). Other costs shall be determined after the definition of the institution that shall coordinate the put process in CVM – Securities Commission.

b) Authorization for the Financial Directorate and Investor Relations to take the necessary steps to make the effective issue. Put the matter to vote, it resulted unanimously **approved. c) other matters of corporate interest.** The representative of the shareholder Fazenda do Estado de São Paulo recommended that no economic and financial matter be deliberated, reminding the Company´s Executive Committee of the legislation in effect. **CLOSING OF THE MEETING AND DRAWING UP OF THE MINUTES**: as the floor was no longer requested, the Chairman closed the Meeting, requesting these minutes to be drawn up, that after read and approved were signed by the members and shareholders present, which constitute the majority necessary for the deliberations taken: Sílvio Aleixo, Chairman; Lígia Ourives da Cruz Ferreira, Secretary; Francisco Geraldo Salgado Cesar, for Fazenda do Estado de São Paulo; Álvaro Luiz Afonso Simões, for Banco do Estado de São Paulo S.A. – BANESPA; Paulo Roberto Penachio, for Banco Nossa Caixa S.A.; Wilson Luiz Fascina, for DERSA – Desenvolvimento Rodoviário S.A.; Tatiana Malamud and Ilberto Rodrigues dos Santos, for the Audit Committee.

São Paulo, April 2, 2002.

(s)Sílvio Aleixo	(s)Lígia Ourives da Cruz Ferreira
Acting Chairman	Secretary

23.2. Energy Sales

	Quantities MWh (unaudited)		Amounts (R$)	
	2001	2000	2001	2000
Sales to final consumers:				
Industrial	1,860,176	2,122,689	101,965	97,558
Public services	-	11	-	68
	1,860,176	2,122,700	101,965	97,626
Sales to distributors:				
Own generation/other-				
Eletropaulo	11,593,367	10,944,713	598,483	496,420
Bandeirante	5,266,169	5,841,511	270,302	262,981
CPFL	6,746,347	5,946,768	345,000	262,874
ELEKTRO	5,848,911	5,402,160	254,874	205,097
Piratininga	789,497	-	43,651	-
Other	1,367,691	1,268,839	69,928	53,761
	31,611,982	29,403,991	1,582,238	1,281,133
Short-term energy sales-				
Billing MAE - 2000	-	-	-	54,985
Reversal of estimate - 2000/1999 (part)	-	-	(2,933)	-
Closing MAE - 2001 (Note 2.4.)	-	-	153,055	-
	31,611,982	29,403,991	1,732,360	1,336,118
Total sales	33,472,158	31,526,691	1,834,325	1,433,744

23.3. Energy Purchased and Use of Electric Energy Network

	Quantities MWh (unaudited)		Amounts (R$)	
	2001	2000	2001	2000
Resale:				
Itaipu (1)-				
Contracts	396,899	401,808	31,727	23,478
Transmission charges	-	-	1,259	1,146
Surplus energy	20,997	71,594	22	79
	417,896	473,402	33,008	24,703
Spot market (2)-				
Bilateral contracts	146,291	502,400	20,879	63,082
Billing MAE	-	-	3,962	47,887
Reversal of estimate - 2000/1999 (part)	-	-	(4,794)	(51,882)
Spot market estimates - 2000	-	-	-	14,802
Other	58,510	-	4,375	-
	204,801	502,400	24,422	73,889
Short-term energy purchases-				
MAE closing of 2001 (Note 2.4.)	-	-	145,170	-
MAE/ABRAGE portion - 2001 (Note 2.4.)	-	-	153,796	-
	-	-	298,966	-
	622,697	975,802	356,396	98,592
Use of electric energy network (3):				
Connection	-	-	14,865	14,698
Basic network	-	-	15,496	14,233
	-	-	30,361	28,931

The amounts of energy sold and purchased are linked to:

(1) Itaipu:

a. Contracts and transmission charges: energy from Itaipu equivalent to 57 MW, to meet the needs of small distributors.

b. Surplus energy: determined based on quantities effectively measured and prorated as a function of established quotas.

(2) Spot market:

a. Bilateral contracts: negotiated between CESP and others in the sector to reduce negative exposure.

b. MAE billing and closing: including accrued amounts, adjusted after the disclosure of definitive and closing data, for accounting purposes, made available on March 13, 2002.

(3) Use of electric energy network:

a. Charges for connection and basic network based on amounts established by ANEEL Resolutions No. 244/01 and No. 247/01.

24. FINANCIAL INCOME (EXPENSE) AND NET MONETARY AND EXCHANGE VARIATIONS

	2001	2000
Financial income:		
Income from temporary cash investments	41,919	60,239
Restatement of receivables (Note 7)	84,764	74,244
Restatement of retained deposits (collateral and deposits)	8,256	52,025
Restatement of retained deposits - COFINS/PIS/PASEP	-	26,062
Restatement of receivables from sales	-	38,404
Late-payment fines and interest - energy bills	10,310	19,336
Gain on purchase of foreign currency	6,705	-
Interest on capital/dividends	945	4,922
Other	1,119	7,339
	154,018	282,571
Financial expense:		
Debt charges-		
In foreign currency	(543,676)	(495,308)
In local currency	(55,236)	(43,398)
	(598,912)	(538,706)
Other:		
Charges on past-due taxes	(28,726)	(32,996)
Eletrobrás agreement (Note 17.1.)	(12,217)	(11,299)
Fundação CESP agreement (Note 17.2.)	(26,656)	(23,010)
CPMF (tax on bank transactions)	(15,959)	(14,262)
COFINS on financial income	(45,196)	(8,929)
PIS on financial income	(9,793)	(1,935)
Tax on financial transactions	(8,154)	(16,174)
Other	(6,667)	(7,311)
	(153,368)	(115,916)
	(752,280)	(654,622)
	(598,262)	(372,051)
Net monetary and exchange variations:		
In foreign currency	(1,054,077)	(374,356)
In local currency	(185,994)	(149,947)
	(1,240,071)	(524,303)

25. NONOPERATING EXPENSE

	2001	2000
Extraordinary item - REFIS:		
INSS assessment (*)	-	(218,125)
Income tax on indemnities (*)	-	(58,382)
Other	(7,343)	(58,699)
	(7,343)	(335,206)

(*) Contingencies recognized by the Company in March 2000, resulting from the option for REFIS (Note 15).

26. PENSION AND RETIREMENT PLANS AND OTHER EMPLOYEE BENEFITS

The Company sponsors supplementary pension and retirement benefit plans, which are administered by a separate nonprofit foundation, Fundação CESP.

26.1. Plans "B" and "B1" - Retirement Supplementation

The Company sponsors this plan that is regulated by Law No. 6,435 of July 15, 1997, which grants participants the right to supplemental retirement and pension benefits determined by the financial capitalization method, under which the present value of actuarial future benefits, less the present value of future contributions, determines the mathematical reserves required.

CESP, through negotiations with representatives of the employees' unions, restructured the plan in 1997, to allow settlement of the pension plan deficit and reduce risks of future deficits.

Due to the settlement of Supplementary Proportional Fixed Benefits (BSPS) (Note 17.2.), Plan B1 was created, which replaced Plan B. The new plan was effective January 1, 1998.

The funding of this plan is from equal contributions by the Company and the employees. Costing rates are periodically reviewed by independent actuaries.

The sponsor's contribution to the plan in 2001 was 8.08% (8.43% in 2000) of the actual contribution salaries.

The benefits under former Plan B are identical for vested participants. In the case of nonvested participants, the corresponding reserves were settled by the sponsor on December 31, 1997 and the benefits will be paid to the participants as lifetime income from the date of their retirement. The balance of the BSPS will be indexed based on the IGP-DI, published by Fundação Getúlio Vargas, through the date payments begin. Thereafter, the benefits will be adjusted using the same index, on the same dates as official social security benefits are adjusted.

The principal financial information regarding the plan as of December 31, 2001 and 2000, provided by Fundação CESP, showing the reserves based on actuarial reports, is as follows:

	Plan B		Plan B1 – Defined benefit		Plan B1 – Defined contribution	
	2001	2000	2001	2000	2001	2000
Current value of net assets	1,609,649	1,466,435	53,438	39,307	1,714	1,230
Mathematical reserves (actuarial value of pension benefits):						
Vested benefits	1,359,918	1,218,343	22,263	18,099	93	36
Nonvested benefits	232,680	268,222	27,573	21,208	1,621	1,194
	1,592,598	1,486,565	49,836	39,307	1,714	1,230
Actuarial surplus (deficit)	17,051	(20,130)	3,602	-	-	-
Funds:						
To cover risk changes	-	-	-	-	-	32
Plan assets	1,609,649	1,466,435	53,438	39,307	1,714	1,262

	2001	2000
Annual cost of plans:		
Recorded as operating expense	5,291	4,861
Capitalized as construction in progress	1,404	1,248
	6,695	6,109

In addition to the pension benefits, the Company provides other benefits to active employees, such as health and dental care, also administered by Fundação CESP.

26.2. CVM Resolution No. 371/00 - Pension Plan Accounting

Up to December 31, 2000, the Company adopted the accounting practice of recording in its financial statements its commitments related to actuarial deficits in pension plans for its employees. With the enactment of CVM Resolution No. 371 of December 13, 2000, the Company elected to recognize the liability adjustment related to these plans directly in shareholders' equity as of December 31, 2001, the effect of which was a credit of R$17,051. In the actuarial valuation of the plans, the Company adopted the projected unit credit method for the plans' positions as of December 31, 2001, as permitted by Technical Interpretation No. 01/01 of the Brazilian Institute of Independent Auditors (IBRACON), ratified by CVM in Official Circular No. 01/02.

The position of the Company's plans as of December 31, 2001, for risk of death and disability of participants, as well as other information required by CVM Resolution No. 371/00, are as follows:

a. Reconciliation of Assets and Liabilities

	2001
Fair value of assets	998,358
Total actuarial liabilities	(1,646,407)
Actuarial surplus	17,051
Liabilities recognized in the balance sheet	(630,998)

b. Projected Expenses for 2002

	2002
Cost of service	3,182
Cost of interest	255,852
Expected return on assets	(157,138)
Total	101,896

c. Actuarial Assumptions

	2001 - %
Rate used for present value discount of actuarial liabilities	15.54
Expected return on plan assets	15.54
Salary increase rate	12.27
Mortality table	AT-49 (qx)
Disability mortality table	IAPB-55 (qix)
Disability table	Light-average (ix)

27. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company has evaluated the book value of its assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

27.1. Considerations about Risks

The Company's business principally includes the generation of energy for sale to concessionaires for the distribution of electric energy. The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would impact the balances of loans and financing in foreign currency and related financial expenses. The Company does not have hedge or swap operations in order to protect itself from this type of risk, in view of the amounts, costs involved and opportunities. However, when possible, the Company purchases foreign currency in advance and conducts funding transactions in Brazilian reais, as an exchange hedge. Tariffs established and authorized by the Concession Authorities do not include any protection from this risk.

As of December 31, 2001, a significant part of the Company's debt was linked to the U.S. dollar and other foreign currencies, in the total amount of R$6,527,199 (Note 16).

b. Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase financial expenses related to loans and financing obtained abroad. The Company has not made any derivative hedge transactions to protect itself from this risk. However, the Company continually monitors market interest rates, to evaluate the need for replacing its debt. As of December 31, 2001, the Company had R$3,424,911 in loans and financing subject to variable interest rates (LIBOR).

c. Credit Risk

The risk arises from the possibility that the Company may incur losses due to difficulty in receiving amounts billed to its customers. This risk is evaluated by the Company as low, considering the concentrated number of customers, and the fact that they are all companies with solid financial structures and are concessionaires for the distribution of electric energy to the public.

d. Hydrological Risk

Four of CESP's principal power plants, which represent 99% of the guaranteed energy for sale, are concentrated in the Paraná river area, northwestern part of the state of São Paulo. Ilha Solteira, Três Irmãos and Porto Primavera operate with reservoirs, while Jupiá is a run-of-river plant. The geographic location is considered excellent, since the Paraná river is formed by the confluence of two large rivers, Paranaíba, which goes downstream to Brazil central-west region, and Grande, on the border with the state of Minas Gerais. Besides these rivers, the Tietê river is the Paraná river's affluent, upstream from the Jupiá power plant.

The Company built a channel - Pereira Barreto Channel - approximately 9.6 km in length, interconnecting the reservoirs of the Três Irmãos and Ilha Solteira plants, which permits their integrated operation. Another positive factor is that the Company's plants are located downstream, in addition to many other energy benefits existing upstream. Accordingly, the Company's plants benefit from being located near the end of the cascade, in addition to having the Itaipu power plant located downstream from CESP's plants.

The region is tropical, with high levels of precipitation. Risks of water shortages due to pluviometric conditions are cyclical, and of infrequent occurrence. Drought conditions, such as those experienced from 1997 to 2001, may only be compared with the five-year period from 1952 to 1956. In critical situations like this, the Concession Authorities will act to stabilize the economic and financial balance of their agents. Unfavorable hydrological situations, which are usually of short duration, are covered by the Energy Reallocation Mechanism (MRE). MRE is a financial instrument for sharing hydrological risks which is made available to the Brazilian energy sector, and permits the ONS to seek optimization of hydroelectric resources through energy delivered to the system, so that temporary shortages of each generating utility of the system are covered by additional generation from other generating companies, at an optimization tariff of R$4.00 per MWh.

27.2. Valuation of Financial Instruments

As of December 31, 2001, the Company's principal financial instruments, as well as the criteria adopted for their valuation, are as follows:

(a) Cash and Banks--The market value of these assets does not differ from the amounts stated in the balance sheet.

(b) Receivables and Accounts Payable - Electricity--These receivables and payables arise basically from transactions made within the context of the MAE, and were recorded and valued based on information available, considering the prices prevailing in the MAE for the year. There were no transactions in connection with such receivables or payables which might affect their classification and valuation as of the balance sheet date.

(c) Investments--Investments related to shares of publicly-traded companies are stated at cost; in the event cost is higher than the trading value of these shares on stock exchanges, an allowance for reduction to market value was recognized. The market value of other investments approximates book values.

(d) Debentures--The Company has liquidated seven out of the eight debenture series issued. These securities are traded on the over-the-counter market, and are valued in accordance with the criteria established upon their issuance, based on the characteristics set forth in Note 16.

(e) Electric Energy Term Certificates (CTEEs)--Securities issued by CESP, equivalent on the issue date, to a unit amount of one megawatt/hour at the energy rate B-3 for an electric energy distributor. The energy rate B-3 is applicable to captive consumers and is regulated by ANEEL for each electric energy distribution utility which is subject to control and inspection by ANEEL.

CTEEs are traded over-the-counter and offer two options for monetary redemption, prevailing the higher between: (1) remuneration based on defined financial indexes (Note 16), or (2) B-3 tariff increase. These securities can also be redeemed in payment of electric energy bills to the distributor which in turn utilizes them to pay its bills to CESP.

The Company has liquidated four out of the seven tranches issued; redemption by the offset of energy bills has not yet occurred.

The Company did not have transactions involving derivatives as of the balance sheet date.

28. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(813,319)	(414,299)
Items not affecting cash-		
Depreciation	408,298	371,097
Monetary and exchange variations on long-term items	970,103	391,310
Disposal of investments	14,207	3,696
Disposal of property, plant and equipment	12,632	14,139
Deferred tax credits	(417,584)	(223,222)
Provision for doubtful accounts	18,401	5,317
Actuarial deficit - Fundação CESP	-	15,070
Other	3,718	2,241
	196,456	165,349
CHANGES IN ASSETS AND LIABILITIES:		
Accounts receivable - consumers and electric utilities	(150,470)	9,570
Other receivables - energy	(298,676)	-
Other receivables	45,400	(66,061)
Recoverable taxes	58,887	(16,590)
Retained deposits and guarantees	(6,663)	545,836
Materials and supplies	(789)	(3,693)
Other current assets	13,397	4,862
Receivables from investment sold	-	304,744
Suppliers	(68,417)	3,577
Energy suppliers	(8,573)	(63,980)
Taxes payable - REFIS	31,235	(18,601)
Reserve for contingencies	34,211	(166,486)
Accounts payable - electricity	749,606	-
Accounts payable	5,912	(40,305)
Regulatory charges payable	9,549	4,787
Other liabilities	(67,052)	(142,753)
Increase in noncurrent assets	(315,589)	-
Increase in long-term liabilities	102,883	310,815
Decrease in noncurrent assets	14,908	560,868
Decrease in long-term liabilities	(76,763)	(51,955)
NET CASH PROVIDED BY OPERATING ACTIVITIES	269,452	1,339,984

	2001	2000
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(606,227)	(1,037,020)
FINANCIAL CHARGES AND INFLATIONARY EFFECTS ALLOCATED TO CONSTRUCTION IN PROGRESS	(35,668)	(18,012)
NET CASH USED IN INVESTING ACTIVITIES	(641,895)	(1,055,032)
Proceeds from loans and financing	2,307,740	1,052,751
Payment on debt	(2,413,196)	(1,281,420)
Dividends and interest on capital	(13)	(127,871)
NET CASH USED IN FINANCING ACTIVITIES	(105,469)	(356,540)
DECREASE IN CASH AND CASH EQUIVALENTS	(477,912)	(71,588)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	485,542	557,130
CASH AND CASH EQUIVALENTS - END OF YEAR	7,630	485,542

STATEMENTS OF VALUE ADDED

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

	2001	2000
GENERATION OF VALUE ADDED:		
Operating revenues	1,851,822	1,435,541
Electricity from independent suppliers and reimbursement agreement	422,707	-
Provision for doubtful accounts	(18,401)	(5,317)
Nonoperating expense (except for PIS and COFINS)	(7,066)	(333,165)
	2,249,062	1,097,059
LESS:		
Inputs-		
Electricity from independent suppliers and reimbursement agreement	465,548	-
Electricity purchased for resale	356,396	98,592
Electricity network usage charges	30,361	28,931
Outside services	41,333	47,615
Materials and supplies	6,789	11,058
Other operating costs	68,912	58,563
	969,339	244,759
GROSS VALUE ADDED	1,279,723	852,300
Depreciation	408,298	371,097
NET VALUE ADDED	871,425	481,203
TRANSFERS:		
Financial income	154,018	282,571
Actuarial deficit - Fundação CESP	-	(16,017)
Deferred tax credits	417,584	223,222
Tax loss carryforwards (third parties)	-	5,179
UNDISTRIBUTED VALUE ADDED	1,443,027	976,158

	2001	2000
DISTRIBUTION OF VALUE ADDED:		
Personnel	68,138	65,753
Taxes and contributions (COFINS/PIS/ICMS/INSS)	174,966	99,059
Debt charges	697,291	643,758
Net monetary and exchange variations	1,240,071	524,303
Leasing expenses and rentals	7,158	8,453
Other regulatory charges - RGR/CCC	68,722	49,131
	2,256,346	1,390,457
NET LOSS	(813,319)	(414,299)
Total	1,443,027	976,158